Filed Pursuant to Rule 424(b)(3)
File No. 333-140842

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

Prospectus Supplement No. 1 Dated October 14, 2008
To Prospectus Dated September 9, 2008

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated September 9, 2008 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment and Stock Purchase Plan

As detailed in the Prospectus, we are offering up to $2,475,000,000 in shares of our common stock, including $475,000,000 in shares of common stock through our distribution reinvestment plan. As of October 10, 2008, we have issued a total of 28,367,558 shares of our common stock in connection with our offering, raising aggregate gross proceeds of $283,434,797. Of these amounts, $36,895,368 has been raised since September 3, 2008, the most recent date available at the time of the filing of the Prospectus, comprised of $29,050,113 raised in September 2008 and $7,845,255 raised between October 1, 2008 and October 10, 2008. As of October 10, 2008, we have also issued a total of 107,288 shares ($1,019,238) pursuant to our distribution reinvestment plan.

Distributions

Our Board of Directors has declared daily distributions of $0.0015625 per share for the fourth quarter of 2008, payable to shareholders of record as of the close of business on each day during the quarter. The daily distributions will be paid in aggregate on or about January 15, 2009. This distribution rate equates to an annualized yield of 5.75% on our initial public offering price of $10 per share.

Acquisitions of Properties

Life Time Fitness, Inc.

Acquisition

In September 2008, we acquired two health and fitness facilities located in Columbia, Maryland and Scottsdale, Arizona totaling approximately 220,340 square feet from, and entered into a net lease agreement with, LTF Real Estate Company, Inc. (“LTF”), a subsidiary of Life Time Fitness, Inc. (“Life Time”).

Purchase Terms

The total cost of acquiring the facilities, including the acquisition fee payable to CAM, was approximately $63,365,113. We paid at closing an acquisition fee of approximately $1,584,128 to CAM. CAM is also expected to receive a deferred acquisition fee in the total amount of approximately $1,267,302. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate.

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Description of Lease

The facilities are leased to LTF by us under a net lease, and Life Time has guaranteed LTF’s obligations under the lease. The lease has an initial term of 20 years and provides for four five-year renewal options. The initial aggregate annual rent under the lease is approximately $5,658,029.

Description of Financing

In connection with the acquisition of LTF’s facilities, we obtained non-recourse mortgage financing of $39,300,000 with a fixed annual interest rate of 7.445% and a term of 15 years.

Description of Life Time

Life Time has advised us that it is an operator of health and fitness clubs in the U.S.

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